ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Principal Management Corporation		87154115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 3, 2015	January 31, 2015 to January 31, 2016	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
• PVC Multi-Asset Income Account, a series of: Principal Variable Contracts Fund, Inc.	July 28, 2015
• PFI SystematEx International Fund • PFI SystematEx Large Value Fund • PFI Global Opportunities Equity Hedged Fund • PFI Edge MidCap Fund, each a series of: Principal Funds, Inc.	September 22, 2015 September 22, 2015 September 22, 2015 September 29, 2015

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.